Reliance
Industries Limited

Fosbery Road, Off. Reay [redacted] nbai - 400 033.
Tel. : [redacted] ax : 3041 1069

October 25, 2004

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	October 25, 2004	Unaudited Financial Results for the Quarter/half-year ended 30th September, 2004.
2	Circular issued by the Securities and Exchange Board of India	October 25, 2004	Secretarial Audit Report for the Quarter ended 30th September, 2004.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Surendra Pipara
Jt. Company Secretary

Encl : a/a

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel.: 3041 1841 / 3041 1821 Fax : 3041 1069

October 25, 2004

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Mr. S. Subramanian
DCS – CRD

Dear Sir,

Scrip Code: **500325**
Sub: **Unaudited Financial Results for the Quarter/half year ended 30th September, 2004**

In continuation of our letter dated October 4, 2004, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/half year ended 30th September, 2004, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

Encl: a/a

Copy to: The Secretary
Stock Exchange, Kolkata,
National Stock Exchange of India Limited, Mumbai

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2004	**2003**	**2004**	**2003**	**2004 (Audited)**
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	22,917	18,036	43,680	35,202	74,418
	Less: Inter Divisional Transfers	5,053	4,234	10,070	7,891	18,171
	Turnover	17,864	13,802	33,610	27,311	56,247
	Less: Excise Duty Recovered on Sales	1,700	1,109	3,166	2,117	4,445
	Net Turnover	**16,164**	**12,693**	**30,444**	**25,194**	**51,802**
2.	Other Income	296	251	643	438	1,138
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	706	21	(83)	379	605
	(b) Consumption of raw materials	10,657	8,637	21,161	17,098	34,722
	(c) Staff cost	185	161	363	322	666
	(d) Other expenditure	1,446	1,531	3,030	2,764	5,825
4.	Interest	434	232	902	581	1,435
5.	Depreciation	914	778	1,830	1,478	3,247
6.	**Profit before extra-ordinary items**	**2,118**	**1,584**	**3,886**	**3,010**	**6,440**
7.	Extra-ordinary Income/ (Expenditure)	-	(31)		(107)	(139)
8.	**Profit before tax**	**2,118**	**1,553**	**3,886**	**2,903**	**6,301**
9.	Provision for Current Tax	166	90	297	166	351
10.	Provision for Deferred Tax	200	200	400	370	790
11.	**Net Profit**	**1,752**	**1,263**	**3,189**	**2,367**	**5,160**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,396	1,396	1,396	1,396	1,396
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					30,323
14.	**Earnings per share (of Rs. 10)**					
	Basic	12.5	9.0	22.8	17.0	36.79
	Diluted	12.5	9.0	22.8	17.0	36.79
15.	**Aggregate of non-promoter shareholding**					
	- **Number if Shares (in crores)**			74.47	74.47	74.47
	- **Percentage of Shareholding(%)**			53.33	53.33	53.33

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 30 crores (US$ 7 million) for the half-year ended 30th September 2004 and an equivalent amount has been withdrawn from General Reserve. This has no impact on profit for the period.
3. During the quarter ended 30th September 2004, Reliance Communications (Canada) Inc. and Reliance Netway Inc. became subsidiaries of Reliance Communications Inc., and Reliance Communications (Hongkong) Limited became a subsidiary of Reliance Infocom BV.

   Subsequent to the quarter ended 30th September 2004, Reliance Infocom BV, Reliance Infocom Inc., Reliance Communications (UK) Limited, Reliance Communications (Hongkong) Limited, Reliance Communications Inc., Reliance Communication International Inc., Reliance Communications (Canada) Inc and Reliance Netway Inc. have ceased to be subsidiaries of the company.
4. There were no investors' complaints pending as on July 1, 2004. All the 5,308 complaints received during the quarter were resolved and no complaints were outstanding as on 30th September 2004.
5. The statutory auditors of the Company have carried out a Limited Review of the results for half-year ended 30th September 2004.
6. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 25th October 2004 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2004

Rs Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2004		2003		2004		2003		2004 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	9,425		7,498		**17,567**		14,437		30,474	
	- Refining	12,980		10,233		**25,080**		19,605		41,606	
	- Others	512		305		**1,033**		1,160		2,562	
	Gross Turnover	22,917		18,036		**43,680**		35,202		74,642	
	Less: Inter Segment / Intra Segment Transfers	5,053		4,234		**10,070**		7,891		18,171	
	Turnover	17,864		13,802		**33,610**		27,311		56,471	
	Less: Excise Duty Recovered on Sales	1,700		1,109		**3,166**		2,117		4,445	
	Net Turnover		16,164		12,693		**30,444**		25,194		52,026
2.	**Segment Results**										
	- Petrochemicals	1,041		877		**1,927**		1,466		3,368	
	- Refining	1,249		796		**2,363**		1,596		3,500	
	- Others	276		103		**545**		269		589	
	Total Segment Profit before Interest and Tax		2,566		1,776		**4,835**		3,331		7,457
	(i) Interest Expense		(434)		(232)		**(902)**		(581)		(1,439)
	(ii) Interest Income		27		206		**92**		350		684
	(iii) Other Unallocable Income Net of Expenditure		(41)		(166)		**(139)**		(90)		(253)
	Profit Before Tax and Extra-ordinary Items		2,118		1,584		**3,886**		3,010		6,449
	Extra-ordinary Income		-		(31)		**-**		(107)		(139)
	Profit Before Tax		2,118		1,553		**3,886**		2,903		6,310
	(i) Provision for Current Tax		(166)		(90)		**(297)**		(166)		(351)
	(ii) Provision for Deferred Tax		(200)		(200)		**(400)**		(370)		(790)
	Profit after Tax		1,752		1,263		**3,189**		2,367		5,169
3.	**Capital Employed**										
	- Petrochemicals		11,635		12,780		**11,635**		12,780		11,246
	- Refining		22,643		23,314		**22,643**		23,314		23,992
	- Others		12,926		3,554		**12,926**		3,554		15,510
	- Unallocated Corporate		15,256		23,061		**15,256**		23,061		8,761
	Total Capital Employed		62,460		62,709		**62,460**		62,709		59,509

Notes to Segment Information for the half-year ended 30th September 2004:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

2. The segment results for the year ended 31st March 2004 are on a consolidated basis.

For Reliance Industries Limited

Anil D Ambani
Vice-Chairman & Managing Director

October 25, 2004

MC

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

October 25, 2004

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Mr. Chirag Sodawaterwalla
DCS-Listing

Dear Sir,

Scrip Code : **500325**
Sub: **Secretarial Audit of Listed Companies**

With reference to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, issued by Securities Exchange Board of India, we forward herewith Secretarial Audit Report, from M/s. Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 30th September, 2004. This Report was placed before the Board of Directors of the Company at its meeting held on 25th October, 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Surendra Pipara
Jt. Company Secretary

Encl: a/a

Copy to: The Secretary,
Stock Exchange, Kolkata
National Stock Exchange, Mumbai

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. Ø : 5639 1103 (DIRECT) 2281 4834 • VBH - 22871806 • FAX : 5639 1105
91-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI-400 001. Ø : 5639 1106 / 5639 1107 (DIRECT) 2262 6345 • FAX : 2265 6260
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

Ref.No.MS-147/789/BB ~~12th October 2004~~

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2004**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No.: 022 - 30411069
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities ar	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' ab *(as per company records)*	139 63 77 536	100.000
12	Held in dematerialised form in CDSL	9 52 75 276	06.823
13	Held in dematerialised form in NSDL	120 59 14 759	86.360
14	Physical	9 51 87 501	06.817

Our Network in India : Ahmedabad, Bangalore, Bhopal, Bhubeneshwar, Chandigarh, Chennai, Goa, Hyderabad, Jaipur, Jodhpur, Kolkata, New Delhi, Patna, Pune and Vadodara.

15 Total No. of Shares (12+13+14) — 139 63 77 536

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : — NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars* **	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	25	1 054	Delay in receipt of Physical DRF & Share Certificates from DP
	74	5 312	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	99	6 366	
Pending for more than 21 days	11	492	Non - receipt of Physical DRF & Share Certificates from DP
Total	11	492	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Surendra Pipara Tel No : 022 - 30411820 Fax No : 022 - 30411069
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 63. Free Press House 215. Nariman Point Mumbai - 400 021 Tel.: 022 56391103 / 022 Fax.: 022 56391105

24	Appointment of common agency for share registry work	if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Mumbai, 12th October 2004